# Gobekli Inc.
## Balance Sheet
Unaudited

|  | 2021 | 2020 |
|---|---|---|
| *ASSETS* |  |  |
| Cash | $ 16 | $ 725 |
| Total current assets | 16 | 725 |
| Total Assets | $ 16 | $ 725 |
|  |  |  |
| *LIABILITIES* |  |  |
| Accounts payable | $ 451 | $ 454 |
| Total current liabiliities | 451 | 454 |
|  |  |  |
| Convertible notes | 10,000 | 10,000 |
| Accrued interest, convertible notes | 766 | 366 |
| Total Liabilities | 11,217 | 10,820 |
| *EQUITY* |  |  |
| Common stock | 25 | 25 |
| Additional paid in capital | - | - |
| Owners' contribution | 3,925 | 226 |
| Accumulated deficit | (15,151) | (10,345) |
|  |  |  |
| Total equity | (11,201) | (10,095) |
|  |  |  |
| Total Liabilities & Equity | $ 16 | $ 725 |